Mail Stop 6010

June 29, 2007

Jeff Krstich
Chief Executive Officer
International Stem Cell Corporation
2595 Jason Court
Oceanside, CA 92056

> **Re:** **International Stem Cell Corporation**
> **Registration Statement on Form SB-2, Amendment 3**
> **Filed June 20, 2007**
> **File No. 333-142048**

Dear Mr. Krstich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 8-K FILED 12/29/06

Exhibit 99.2: Financial Statements of Lifeline Cell Technology, LLC

1. Refer to your response to our comment 18 and we reissue the comment. Please amend the filing to provide an auditor report which opines on the cumulative financial information. You indicated in your response that a Form 8-K amendment was filed on January 19, 2007, but we did not see that filing filed in the Edgar system.

FORM SB-2/A2

Management's Discussion and Analysis, page 12
Research and Development

2. Refer to your response to our comment 2 and we reissue our comment. Provide other quantitative and/or qualitative disclosure for all periods presented that indicates the amount of the company's resources being used on your research and development projects (e.g. salaries, contract services, amortization of technology, etc.) as "the increase was the result of expanded R&D operations" is vague. In addition, you indicate that "the Oceanside, California location was significantly improved and additional employees were hired during 2006." Provide quantitative disclosure with regards to these activities that are included in your research and development expense.

Results of Operations

3. Please revise this disclosure to prominently indicate that the financial information for the years ended December 31, 2006 and 2005 and March 31, 2006 and 2007 have been restated. Please do the same on the Index to Consolidated Financial Information on page F-1 with regards to the Statements of Operations and Statement of Cash Flows for the periods ended December 31, 2006 and 2005 and March 31, 2007 as well as the Statements of Members Deficit and Stockholders' Equity for the period ended March 31, 2007.

Comparison of fiscal years ended December 31, 2006 and December 31, 2005
General and Administrative Expenses, page 13

4. Please revise the last line in this paragraph to complete the sentence "we also issued warrants to various persons as partial consideration for…" as there appears to be an omission.

5. Refer to your response to our comment 6 and your revised disclosure. Please quantify the potential milestone payments that will be payable once your first therapeutic product is launched.

Financial Statements

Consolidated Statements of Operations, page F-4

6. Refer to your response to our comment 11 and we reissue our comment in part. Please explain to us why a line item called "Gross profit" is appropriate. You did not address this part of our comment in your response. In addition, tell us what your sales relate to and how the cost of sales is related to those sales.

<u>Note 1. Organization and Significant Accounting Policies,</u>
<u>Product Sales, page F-7</u>

7. Refer to your response to our comment 10 and your revised disclosure. Please provide your product return policy.

<u>Note 8. Stock Options and Warrants, page F-13</u>

8. Refer to your response to our comment 12 and we repeat our comment. Your response indicates that "the text has been changed" however we did not note any changes made. Please clarify in the disclosures that the 1,976,190 warrants earned is in relation to the aggregate of warrants to purchase 2,250,190 shares of common stock issued to the placement agent.

9. Refer to your response to our comment 13. EITF 00-19 requires that if an issuer has more than one settlement alternative and one of the settlement alternatives includes a penalty that could be avoided by the issuer under one of the other settlement alternatives, the issuer must disregard the uneconomic settlement alternative. For example, an issuer may have the ability to settle in registered shares, or in unregistered shares with liquidated damages. If the liquidated damages are viewed as a penalty, the ability to settle in unregistered shares with liquidated damages is considered an uneconomic settlement alternative, and would not be considered. As a result, the issuer would only be able to consider settlement in registered shares, and that is not within the control of the issuer and would result in liability classification under EITF 00-19. Please revise your accounting accordingly.

<u>FORM 10-K/A1 FOR THE YEAR ENDED DECEMBER 31, 2006</u>
<u>FORM 10-QSB/A1 FOR THE QUARTER ENDED MARCH 31, 2007</u>

<u>Exhibits 31.1 and 31.2: Certifications</u>

10. Please amend your filings to provide the appropriate certifications. For instance:

- We noted in the Form 10-Q/A1, you omitted paragraph 4(b) however provided the introductory language in paragraph 4 that refers to internal control over financial reporting.

- We also noted in your Form 10-K/A1 that you provided both the introductory language in paragraph 4 that refers to internal control over financial reporting as well as paragraph 4(b). In this instance, management is required to include its assessment of the effectiveness of the company's internal control over financial reporting as well as an auditor's report on management's assessment of internal control over financial reporting.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:　Eric A. Klein, Esq.
　　　Sheri Watts, Esq.
　　　Katten Muchin Rosenman LLP
　　　2029 Century Park East, Suite 2600
　　　Los Angeles, CA 90067